200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

October 15, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jennifer R. Hardy
Dorine H. Miller

Re:	Physicians Formula Holdings, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 11, 2008
File No. 001-33142

Ladies and Gentlemen:

On behalf of Physicians Formula Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Ingrid Jackel from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Proxy Statement

Executive Compensation, page 11

Compensation Discussion and Analysis

1.	In future filings, please provide the information required by Items 402(b)(2)(vi) and 404(b)(2)(xiv) of Regulation S-K.

Response:  In response to the Staff’s comment to provide information required by Item 402(b)(2)(vi) of Regulation S-K, the Company intends to add, in future filings, additional disclosure regarding the Committee’s ability to exercise discretion with respect to performance-based compensation and describe any specific exercise of discretion with respect to such compensation.  Specifically, the Company currently intends to add the bracketed text to the proxy statement for the 2009 annual meeting of stockholders, as

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Securities and Exchange Commission
October 15, 2008

well as a discussion of specific adjustments or exercises of discretion, if any, with respect to 2008 executive compensation:

[The amount of the award under the 2008 Bonus Plan is determined based on our actual performance measured against the performance targets set by the Committee.  The Committee does not have discretion to make payments under the 2008 Bonus Plan in excess of the amounts determined under the 2008 Bonus Plan formula, although the Committee reserves the right, at any time during the performance period, to adjust the performance targets upon the occurrence of unforeseen developments, changes in market conditions, changes in the Company’s business plan, changes in the Committee’s compensation philosophy or otherwise.  The Committee also reserves the right, at any time, to adjust the performance measures to eliminate the effects of non-recurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the 2008 Bonus Plan was established.  These adjustments, if any, will be made solely to maintain the alignment between the performance measures and the underlying performance of the business, without giving effect to potentially volatile swings caused by these unusual or non-recurring gains and losses, accounting changes or other extraordinary events.]

The Committee did not engage in formal benchmarking of executive compensation in 2007.  In response to the Staff’s comment to provide information required by Item 402(b)(2)(xiv) of Regulation S-K, the Company currently intends to include the bracketed text set forth below in its definitive proxy statement for the 2009 annual meeting of stockholders:

[In February 2008, at the request of the Committee, we engaged Mercer Health and Benefits LLC, a compensation consultant (“Mercer”), to conduct an independent review and assessment of the severance and change-in-control provisions in the named executive officers’ employment agreements and the named executive officers’ non-compete agreements.  In February 2008, Mercer evaluated the severance and change-in-control practices of seven companies identified as our peer companies, Estee Lauder, Revlon, Elizabeth Arden, Bare Escentuals, Procter & Gamble, Parlux Fragrances and Stepan Co., and reviewed information on market severance practices in several published surveys.  Mercer’s review covered both non change-in-control severance practices and change-in-control severance practices, including cash severance triggers, cash severance multiples, accelerated equity vesting triggers, continuation of benefits and gross-ups for excise taxes, which provided the Committee with a context for evaluating our severance and change-in-control practices.  Prior to April 2008, the employment agreements for our named executive officers generally provided that if their employment was terminated without “Cause,” they would

Securities and Exchange Commission
October 15, 2008

be entitled to receive his or her base salary payable in regular installments as special severance payments for a period of twelve (12) months from the date of termination.  The Committee decided to increase the cash severance payment to base salary payable in regular installments for a period of twenty-four (24) months from the date of any termination without “Cause,” and to provide for benefits continuation for the length of the severance period and a  pro-rated bonus payment.  These modifications were intended to protect stockholders’ interests by encouraging our named executive officers to remain with us and by enhancing their focus on us during rumored or actual change-in-control activity.  The Committee did not target any particular benchmark of severance but sought to provide severance and change-in-control benefits that were generally in line with market practice and peer company practices identified in the Mercer report.

In April 2008, upon approval from our Compensation Committee, we entered into amended and restated employment agreements with each of our named executive officers to give effect to these amendments to their severance benefits.  For a description of the terms of the amended and restated employment agreements, please see “–Potential Payments upon Termination or Change in Control.”]

To the extent that the Committee’s practices change and the Committee engages in formal benchmarking of other components of compensation, the Company will identify the element of compensation, the benchmark used and the component companies.

2.
The statements that executive officers make recommendations regarding executive compensation but only the compensation committee makes decisions are confusing since its not clear about who determines the components and amounts of compensation.  In future filings, please clarify what role each plays in setting compensation, i.e., does the compensation committee merely adopt the officers recommendations and what do you mean by “makes decisions on?”

Response:  In response to the Staff’s comment, the Company intends to clarify that the Committee considers the recommendations from executive officers regarding executive compensation, but makes its ultimate determinations regarding executive compensation independent of such recommendations.  Specifically, the Company intends to replace the sentence including the words “makes decisions on” with the bracketed text set forth below in its definitive proxy statement for its 2009 annual meeting of stockholders:

Overview of Compensation and Process

The Committee has the overall responsibility for evaluating and approving the annual compensation and compensation programs for our three executive officers: the Chief Executive Officer, the President and the Chief Financial Officer (collectively, the “named

Securities and Exchange Commission
October 15, 2008

executive officers”).  Our executive officers make recommendations regarding executive compensation to the Committee [and the Committee considers these recommendations.  The Committee then considers other available information, applies its own judgment and experience and makes an independent determination regarding both the components and amounts of executive compensation.]

Annual Cash Incentive Compensation, page 12

3.	In future filings, please quantify the 2007 adjusted EBITDA target and the 2008 adjusted EBITDA and net sales targets.

Response:  The Company respectfully notes that it disclosed the 2007 adjusted EBITDA target (of $23.5 million) on page 12 of the proxy statement.

In future filings, the Company intends to specifically disclose its performance targets for the most recently completed fiscal year, but respectfully submits that disclosure of current year performance targets is not material to a fair understanding of our named executive officers’ compensation for the most recently completed fiscal year.  Instruction 2 to Item 402(b) of Regulation S-K states that the Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to that item.  The tables and discussion in the definitive proxy statement for the annual meeting of stockholders relate to the prior year’s executive compensation.  Instruction 2 to Item 402(b) of Regulation S-K also provides that the Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the end of the Company’s last fiscal year if the actions affect a “fair understanding” of the named executive officers’ compensation for the last fiscal year.  The Company does not believe that disclosure of the current year performance targets affects a fair understanding of the named executive officers’ compensation for the prior fiscal year.  The Company’s non-equity incentive plans each cover a discrete one-year period.  No one-year period overlaps with any other, and each year is independent of the others.  The setting of the current year’s performance targets does not affect how the Company makes compensation determinations for the previous fiscal year, and are neither related to nor in any way material to an understanding of the prior year’s compensation.  Therefore, the Company does not currently intend to discuss current year performance targets in its Compensation Discussion and Analysis in future filings.

The Company does intend to specifically disclose the 2008 performance targets as part of the discussion and analysis of 2008 executive compensation in its definitive proxy statement for the 2009 annual meeting of stockholders and intends to continue this practice in future filings.

Securities and Exchange Commission
October 15, 2008

Long-Term Equity Incentive Compensation, page 13

4.	In future filings, please disclose how the committee determined to award 50,000 options to each officer.

Response:  In response to the Staff’s comment, the Company currently intends to include the bracketed text set forth below in its definitive proxy statement for the 2009 annual meeting of stockholders:

[On January 30, 2008, we awarded options to purchase 50,000 shares of common stock to each of our named executive officers.  Since we became a public company, it has been the Committee’s practice to grant equity awards in the first quarter of each year to executive officers and certain salaried employees to encourage their long-term retention and to reward them for their contributions to our company.  In determining the number of options to grant each year, the Committee considers recommendations from the executive officers, existing equity ownership interests, values of previous equity grants, size of previous equity grants in relation to individual positions, length of time with us and anticipated contributions to us.  In January 2008, in recognition of our performance in 2007, the Committee made a determination to award a total of 317,000 stock options, a number which roughly corresponds to the increase on January 1, 2008 in shares available for issuance under the evergreen provision of the 2006 Plan.  Consistent with past practice, approximately 50% of the total stock options granted were allocated to the executive officers, and 50% were allocated to other salaried employees.  The 150,000 options allocated to the executive officers were awarded in equal amounts to each of the three executive officers based on recognition of each executive officer’s contribution to the business in his or her respective area of responsibility, as well considerations of internal consistency and fairness among our senior management team.]

Summary Compensation Table, page 19

5.	Please tell us why you have included the bonus amounts under the 2007 Bonus Plan in the “Non-equity incentive plan compensation” column instead of the “bonus” column.

Response:  The Company included amounts under the 2007 Bonus Plan in the “Non-equity incentive plan compensation” column of the Summary Compensation Table instead of the “bonus” column because the amounts were payable pursuant to the 2007 Bonus Plan, which is a plan designed to set clearly defined expectations for the executive officers and to reward the executive officers for the Company’s performance based on a specified target.  Section 119, Question 119.02 of the Commission’s Compliance & Disclosure Interpretations provides that in order to be reported in the “Non-equity incentive plan compensation” column, a bonus would have to be pursuant to a plan

Securities and Exchange Commission
October 15, 2008

providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, Share-Based Payment.  The performance measure under the 2007 Bonus Plan was adjusted EBITDA.  On March 7, 2007, the Committee set the adjusted EBITDA target for 2007 and communicated this target to the executive officers.  At that time, the adjusted EBITDA outcome for 2007 was still substantially uncertain.  Therefore, the Company believes that it was appropriate to include awards paid under the 2007 Bonus Plan in the “Non-equity incentive plan compensation” column.

As discussed in the response to the Staff’s Comment No. 1, the Committee’s practice is to adjust the performance measure under the non-equity incentive plan to eliminate the effect of certain unusual or non-recurring gains and losses, accounting changes or other extraordinary events.  These adjustments, if any, are made solely to maintain the alignment between the performance measures and the underlying performance of the business, without giving effect to potentially volatile swings caused by these unusual or non-recurring gains and losses, accounting changes or other extraordinary events. In early 2008, the Committee made an adjustment of $1.2 million to adjusted EBITDA for the unbudgeted impact of inventory write-downs taken for certain excess inventory in the fourth quarter of 2007.  Using the liner interpolation formula under the 2007 Bonus Plan, of the 99.1% target bonus awarded under the 2007 Bonus Plan, 26.0% of the target bonus was attributable to this adjustment.  The Company included the entire award, including this incremental portion, in the “Non-equity incentive plan compensation” column because the entire award was based on the Company’s underlying performance.  The incremental portion of the award also could potentially be included under the “bonus” column in the Summary Compensation Table.  The Company viewed the presentation in its proxy statement as preferable because the award was based on the Committee’s determination of the level of the performance measure that was achieved after eliminating the effect of certain unusual or non-recurring items.

In future filings, the Company proposes to continue to reflect the non-equity incentive plan awards in the “Non-equity incentive plan compensation” column of the Summary Compensation Table.  The Company intends to include the disclosure set forth in the response to the Staff’s Comment No. 1 in its definitive proxy statement for the 2009 annual meeting of stockholders, and intends to include a discussion of adjustments to performance measures, if any, and the Committee’s exercise of discretion with respect to payments under the 2008 Bonus Plan, if any.  The Company confirms that if, in the exercise of discretion, a bonus or other award is paid outside of the 2008 Bonus Plan, that amount will be reported in the “bonus” column in future filings.

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Securities and Exchange Commission
October 15, 2008

    We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191 or Elisabeth Martin at (312) 861-3055.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:           Ingrid Jackel
Joseph J. Jaeger
        Physicians Formula Holdings, Inc.

PHYSICIANS FORMULA HOLDINGS, INC.
1055 West 8th Street
Azusa, California 91702

October 15, 2008

Via EDGAR Submission

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jennifer R. Hardy
Dorine H. Miller

Re:	Physicians Formula Holdings, Inc. (the “Company”)
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 11, 2008
File No. 001-33142

Ladies and Gentlemen:

In connection with the Company’s responses to the comment letter to Ingrid Jackel, dated May 30, 2008, from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report Form 10-K for the year ended December 31, 2007 (the “filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2191 with any questions relating to the foregoing.

Very truly yours,

PHYSICIANS FORMULA HOLDINGS, INC.

By:	/s/ Joseph J. Jaeger
Name:	Joseph J. Jaeger
Its:	Chief Financial Officer